UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

GeneLink, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

36870F107
(CUSIP Number)

Robert B. Trussell, Jr 167 W Main St Suite 1500 Lexington, KY 40507 (859) 226-0069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Robert M. Beck, Jr., Esq. and Joseph M. Ruschell, Esq.
Stites & Harbison PLLC
250 W. Main St., Suite 2300
Lexington, KY 40507
(859) 226-2300

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36870F107		13D	Page 2 of 5

1	Name of Reporting Person Robert B. Trussell, Jr
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Kentucky
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 12,155,700
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 12,155,700
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,155,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row 11 6.0%
14	Type of Reporting Person IN

CUSIP No. 36870F107		13D	Page 3 of 5

1	Name of Reporting Person Robert and Martha Trussell Family Foundation
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Kentucky
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 500,000
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 500,000
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row 11 0.2%
14	Type of Reporting Person CO

CUSIP No. 36870F107		13D	Page 4 of 5

Item 1.	Security and Issuer.
	Title: Issuer: Address:	Common Stock, $0.01 par value per share ("Common Stock") GeneLink, Inc. ("Issuer") 317 Wekiva Springs Road, #200, Longwood, FL 32779

Item 2.	Identity and Background.

(a)

This Schedule 13D is filed on behalf of Robert B. Trussell, Jr. ("Mr. Trussell") and the Robert and Martha Trussell Family Foundation, a Delaware not-for-profit corporation (the "Foundation", and together with Mr. Trussell, the "Reporting Persons"), of which Mr. Trussell is trustee.

	(b)	The address of the principal business and principal office of the Reporting Persons is 167 W Main St Suite 1500, Lexington, KY 40507.

	(c)	Mr. Trussell is an entrepreneur and private investor.

	(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

	(f)	Mr. Trussell is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock were derived from the personal funds of Mr. Trussell.  A total of approximately $923,200 was paid to acquire the shares of Common Stock owned by Mr. Trussell.

Item 4.	Purpose of Transaction.

Mr. Trussell acquired the shares of Common Stock for investment purposes.

The Reporting Persons do not have any current plan or proposal which relates to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 36870F107	13D	Page 5 of 5

Item 5.	Interest in Securities of the Issuer.

(a)

As of January 25, 2012, Mr. Trussell beneficially owned 12,155,700 shares of Common Stock of the Issuer, or 6.0%.  The Foundation also holds warrants to acquire 500,000 shares of Common Stock of the Issuer at an exercise price of $0.10 per share.  Mr. Trussell disclaims beneficial ownership of the warrants held by the Foundation, and the filing of this Schedule 13D shall not be construed as an admission that the Mr. Trussell is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the warrants held by the Foundation.

(b) The Reporting Persons holds the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all of the shares reported on this Schedule 13D.

(c) On December 31, 2010, Mr. Trussell acquired 6,000,000 shares of Common Stock of the Issuer pursuant to a subscription agreement with the issuer at a subscription price of $0.05 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2012

/s/ Robert B. Trussell, Jr.
Robert B. Trussell, Jr.